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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          BEN & JERRY'S HOMEMADE, INC.

                                (Name of Issuer)
                            ------------------------

                CLASS A COMMON STOCK, PAR VALUE $.033 PER SHARE
        (including the associated Class A Common Stock Purchase Rights)
                                      and
                CLASS B COMMON STOCK, PAR VALUE $.033 PER SHARE
        (including the associated Class B Common Stock Purchase Rights)
                       (Titles of Classes of Securities)
                            ------------------------

                                   081465106
                                   081465205
                                (CUSIP Numbers)
                            ------------------------

                            RONALD M. SOIEFER, ESQ.
                                 CONOPCO, INC.
                                390 PARK AVENUE
                               NEW YORK, NY 10022
                                 (212) 888-1260
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)
                            ------------------------

                                    COPY TO:
                               RICHARD HALL, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000
                            ------------------------

                                 APRIL 11, 2000

            (Date of Event which Requires Filing of this Statement)
                            ------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SectionSection240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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                                  Page 1 of 8

CUSIP NOS. 081465106
081465205

---------------------------------------------------------------------

   1     Names of Reporting Persons
         Identification Nos. of Above Persons (entities only)
         VERMONT ALL NATURAL EXPANSION COMPANY
---------------------------------------------------------------------

   2     Check the Appropriate Box if a Member of a Group (See
         Instructions)            (a) / /
         (b) / /
---------------------------------------------------------------------

   3     SEC Use Only
---------------------------------------------------------------------

   4     Source of Funds (See Instructions)  AF
---------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)   / /
---------------------------------------------------------------------

   6     Citizenship or Place of Organization  VERMONT
---------------------------------------------------------------------

                      7    Sole Voting power
                            1,219,986 SHARES OF CLASS A COMMON STOCK*
                      ------------------------------------------------------------
                      8    Shared Voting Power
                      ------------------------------------------------------------
                      9    Sole Dispositive Power
                            1,219,986 SHARES OF CLASS A COMMON STOCK*
                      ------------------------------------------------------------
                      10    Shared Dispositive Power
  Number of Shares
 Beneficially Owned
 by Each Reporting
    Person with
----------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by Each Reporting Person
         1,219,986 SHARES OF CLASS A COMMON STOCK*
---------------------------------------------------------------------

  12     Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
         (See Instructions)
         / /
---------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)
         APPROXIMATELY 19.9% OF THE SHARES OF CLASS A COMMON STOCK
         OUTSTANDING AS OF MARCH 31, 2000*
---------------------------------------------------------------------

  14     Type of Reporting Person (See Instructions)
         CO
---------------------------------------------------------------------

*   See Note on page 4.

CUSIP NOS. 081465106
081465205

---------------------------------------------------------------------

   1     Names of Reporting Persons (entities only)
         Identification No. of above Persons
         CONOPCO, INC. (13-1840427)
---------------------------------------------------------------------

   2     Check the Appropriate Box if a Member of a Group (See
         Instructions)            (a) / /
         (b) / /
---------------------------------------------------------------------

   3     SEC Use Only
---------------------------------------------------------------------

   4     Source of Funds (See Instructions)  WC, AF
---------------------------------------------------------------------

   5     Check If Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)    / /
---------------------------------------------------------------------

   6     Citizenship or Place of Organization  NEW YORK
---------------------------------------------------------------------

                      7    Sole Voting Power
                            1,219,986 SHARES OF CLASS A COMMON STOCK*
                      ------------------------------------------------------------
                      8    Shared Voting Power
                      ------------------------------------------------------------
                      9    Sole Dispositive Power
                            1,219,986 SHARES OF CLASS A COMMON STOCK*
                      ------------------------------------------------------------
                      10    Shared Dispositive Power
  Number of Shares
 Beneficially Owned
 by Each Reporting
    Person with
----------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by Each Reporting Person
         1,219,986 SHARES OF CLASS A COMMON STOCK*
---------------------------------------------------------------------

  12     Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
         (See Instructions)
         / /
---------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)
         APPROXIMATELY 19.9% OF THE SHARES OF CLASS A COMMON STOCK
         OUTSTANDING AS OF MARCH 31, 2000*
---------------------------------------------------------------------

  14     Type of Reporting Person (See Instructions)
         CO
---------------------------------------------------------------------

*   See Note on the following page.

CUSIP NOS. 081465106
081465205

---------------------------------------------------------------------

   1     Names of Reporting Persons
         Identification No. of above Persons (entities only)
         UNILEVER N.V.
---------------------------------------------------------------------

   2     Check the Appropriate Box if a Member of a Group (See
         Instructions)            (a) / /
         (b) / /
---------------------------------------------------------------------

   3     SEC Use Only
---------------------------------------------------------------------

   4     Source of Funds (See Instructions)  WC, OO
---------------------------------------------------------------------

   5     Check If Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)   / /
---------------------------------------------------------------------

   6     Citizenship or Place of Organization  THE NETHERLANDS
---------------------------------------------------------------------

                      7    Sole Voting Power
                            1,219,986 SHARES OF CLASS A COMMON STOCK*
                      ------------------------------------------------------------
                      8    Shared Voting Power
                      ------------------------------------------------------------
                      9    Sole Dispositive Power
                            1,219,986 SHARES OF CLASS A COMMON STOCK*
                      ------------------------------------------------------------
                      10    Shared Dispositive Power
  Number of Shares
 Beneficially Owned
 by Each Reporting
    Person with
----------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by Each Reporting Person
         1,219,986 SHARES OF CLASS A COMMON STOCK*
---------------------------------------------------------------------

  12     Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
         (See Instructions)                                   / /
---------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)
         APPROXIMATELY 19.9% OF THE SHARES OF CLASS A COMMON STOCK
         OUTSTANDING AS OF MARCH 31, 2000*
---------------------------------------------------------------------

  14     Type of Reporting Person (See Instructions)
         CO
---------------------------------------------------------------------

* On April 11, 2000, Conopco, Inc. ("Conopco") entered into a Stock Option Agreement (the "Stock Option Agreement") with Ben & Jerry's Homemade, Inc. (the "Company"), pursuant to which the Company granted Conopco an option, subject to certain conditions, to purchase up to 1,219,986 shares (the "Option Shares") of Class A Common Stock, par value $.033 per share, of the Company, at a purchase price of $43.60 per Option Share. Conopco's right to purchase the Option Shares is reflected in Rows 7, 9 and 11 of each of the tables above. A copy of the Stock Option Agreement is attached hereto as Exhibit (2)(c), and the Stock Option Agreement is described more fully in
    Section 12 of the Offer to Purchase, attached hereto as Exhibit (2)(a).

ITEM 1. SECURITY AND ISSUER.

    This Schedule 13D relates to the Class A Common Stock, par value $.033 per share, of Ben & Jerry's Homemade, Inc., a Vermont corporation (the "Company"). The address of the issuer's principal executive office is 30 Community Drive, South Burlington, Vermont 05403.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(c) and (f) This Schedule 13D is being filed by Vermont All Natural Expansion Company, a Vermont corporation (the "Purchaser"), Conopco, Inc., a New York corporation ("Conopco"), and Unilever N.V., a company organized under the laws of The Netherlands ("Unilever"). The Purchaser is a wholly owned subsidiary of Conopco, which is a wholly owned subsidiary of Unilever United States, Inc., a Delaware corporation ("UNUS"). UNUS is directly owned 75% by Unilever and 25% by Unilever PLC, an English public limited company. Information concerning the principal business and the address of the principal offices of the Purchaser, Conopco, UNUS and Unilever is set forth in Section 9 ("Certain Information Concerning the Purchaser, Conopco and Unilever") of the Offer to Purchase dated April 18, 2000 (the "Offer to Purchase"), and is incorporated herein by reference to the Offer to Purchase, a copy of which is attached hereto as Exhibit (2)(a).

    Information regarding the names, business addresses, present principal occupation or employment, and material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of the Purchaser, Conopco and Unilever is set forth in
Schedule I to the Offer to Purchase and is incorporated herein by reference.

    (d) and (e) During the last five years, none of the Purchaser, Conopco or Unilever, or any of their respective executive officers or directors or UNUS has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding of any violation of such laws. The information set forth in Section 9 ("Certain Information Concerning the Purchaser, Conopco and Unilever") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

    (a)-(g) and (j) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

    (h) and (i) The information set forth in Section 7 ("Effect of the Offer on the Market for the Class A Shares; Class A Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(c) The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser, Conopco and Unilever") and Section 12 ("Purpose of the Offer; the Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser, Conopco and Unilever"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(2)(a)                  Offer to Purchase.
(2)(b) Agreement and Plan of Merger dated as of April 11, 2000, among Conopco, the Purchaser and the Company.
(2)(c) Stock Option Agreement dated as of April 11, 2000, between the Company and Conopco.
(99)                    Power of Attorney by Unilever N.V. dated April 14, 2000.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2000

                                                       VERMONT ALL NATURAL EXPANSION COMPANY,

                                                       by   /s/ MART LAIUS
                                                            -----------------------------------------
                                                            Name: Mart Laius
                                                            Title: Vice President

                                                       CONOPCO, INC.,

                                                       by   /s/ MART LAIUS
                                                            -----------------------------------------
                                                            Name: Mart Laius
                                                            Title: Vice President

                                                       UNILEVER N.V.,

                                                       by   /s/ MART LAIUS*
                                                            -----------------------------------------
                                                            Name: Mart Laius
                                                            * By power of attorney.

                                 EXHIBIT INDEX

     EXHIBIT NO.                                  DOCUMENT
     -----------                                  --------
 (2)(a)                 Offer to Purchase.
 (2)(b)                 Agreement and Plan of Merger dated as of April 11, 2000,
                        among Conopco, the Purchaser and the Company.
 (2)(c)                 Stock Option Agreement dated as of April 11, 2000, between the Company and Conopco.
 (99)                   Power of Attorney by Unilever N.V. dated April 14, 2000.